Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company: Banknorth Group, Inc.
Commission File No.: 001-31251

     This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” “and other similar expressions. Such statements are based upon the current beliefs and expectations of The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: change in general economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Banknorth Group, Inc.’s shareholders to approve the transaction; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and Canada; acts of terrorism; and war or political instability. Additional factors that could cause The Toronto-Dominion Bank’s and Banknorth Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 40-F of The Toronto-Dominion Bank for the year ended October 31, 2004 and the Annual Report on Form 10-K of Banknorth Group, Inc. for the year ended December 31, 2003 and other documents filed by The Toronto-Dominion Bank and Banknorth Group, Inc.’s with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).

     This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

     The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-

Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

***

The following notice was mailed to shareholders of Banknorth Group, Inc. on or about February 2, 2005.

*** Additional Notice ***

We recently mailed to you proxy materials for the Special Meeting of Shareholders of Banknorth Group, Inc. scheduled to be held at 10:00 a.m., local time, on February 18, 2005 at the Portland Marriott Hotel, 200 Sable Oak Drive, South Portland, Maine 04106. The matters to be considered and voted upon at the special meeting are listed on the enclosed voting form and relate to a merger agreement we entered into with The Toronto-Dominion Bank.

The approval of the proposal to approve the merger agreement and the proposals to approve the reincorporation of Banknorth from Maine to Delaware and the governance and other provisions in the post-transaction certificate of incorporation of new Banknorth is a condition to the completion of the transaction. Therefore, if you wish to approve the transaction, you must approve each of these proposals.

Your vote is very important.

Your shares can not be voted unless you give your specific instructions. A failure to vote by telephone, via the Internet, by mail or in person at the special meeting will have the same effect as a vote against approval of the merger agreement. Whether or not you plan to attend the special meeting, please vote today by submitting your proxy promptly by telephone or via the Internet in accordance with the instructions on the accompanying proxy form, or by completing, dating and returning your proxy form in the enclosed envelope.

To receive a copy of the proxy materials or if you have questions regarding the proposed merger, please feel free to contact Morrow & Co., Inc., toll-free at 1-800-607-0088 or 1-800-654-2468.

Thank you for your support.

This communication is being made in respect of the proposed merger transaction involving the acquisition by The Toronto-Dominion Bank of approximately 51% of the outstanding common stock of Banknorth Delaware Inc., a wholly-owned subsidiary of Banknorth Group, Inc. In connection with the proposed transaction, The Toronto-Dominion Bank and Banknorth Delaware Inc. filed a combined registration statement on Form F-4 and S-4 containing the definitive proxy statement/prospectus for the shareholders of Banknorth Group, Inc. with the Securities and Exchange Commission. Shareholders of Banknorth Group, Inc. are urged to read the definitive proxy statement/prospectus regarding the transaction, as well as any other relevant documents carefully and in their entirety because they contain important information. Shareholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and Banknorth Group, Inc., without charge, at the Securities and Exchange Commission’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the Securities and Exchange Commission that are incorporated by reference in the definitive proxy statement/prospectus can also be obtained, without charge, by directing a request to The Toronto-Dominion Bank, c/o TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations (416) 308-9030, or to Banknorth Group, Inc., Two Portland Square, P.O. Box 9540, Portland, ME 04112-9540, Attention: Investor Relations (207) 761-8517.

The Toronto-Dominion Bank, Banknorth Group, Inc. and Banknorth Delaware Inc. and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2004, which was filed with the Securities and Exchange Commission on December 13, 2004, its notice of annual meeting and proxy circular for its 2004 annual meeting, which was filed with the Securities and Exchange Commission on February 17, 2004, and the above-referenced Registration Statement on Form S-4/F-4, which was filed with the Securities and Exchange Commission on October 4, 2004 and amended on November 16, 2004, December 17, 2004 and January 11, 2005. Information regarding Banknorth Group, Inc.’s and Banknorth Delaware Inc.’s directors and executive officers are available in Banknorth Group’s proxy statement, which was filed with the Securities and Exchange Commission on March 17, 2004, and in the above-referenced Registration Statement on Form S-4/F-4. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form S-4/F-4, and other relevant materials to be filed with the Securities and Exchange Commission when they become available.